SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Minutes of the 8th General Shareholders’ Meeting” dated on March 30, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 8th General Shareholders’ Meeting

March 30, 2006 (08 pages)

For more information, please contact:

Daniel de Andrade Gomes

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil - March 30, 2006) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 8th General Shareholders’ Meeting held on March 30, 2006:

1. Date, Time and Venue of the Meeting: March 30, 2006, at 11:00 hours, at the Company’s headquarters located at Rua Martiniano de Carvalho 851, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers “Diário Oficial do Estado de São Paulo”, issues of March 09, 10 and 11, 2006 (pages 10, 125 and 5, respectively) and “Gazeta Mercantil”, issues of March 09, 10 and 13, 2006 (pages A-15, A-11 and A-5, respectively).

3. Agenda:

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2005;

2.	Deliberate on the allocation of the results of the fiscal year 2005;

3.	Approve the capital budget of the Company for the fiscal year 2006;

4.	Appoint the members of the Audit Committee;

5.	Appoint the members of the Board of Directors;

6.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

4. Attendants: The shareholders of the Company representing more than 2/3 (two thirds) of its voting capital, in accordance with the records and signatures in the Shareholders Attendance Log No. 2, pages 07, 07 overleaf, 08 and 08 overleaf, were present thus reaching the legal quorum for the meeting. Was also present the following member of the Management of the Company, Mr. Pedro Lucas Anton Lázaro, Vice-President of Management Control and Finance and Investor Relations Officer; the representative of the Audit Committee, Mr. Wolney Querino Schüler Carvalho; the Company’s accountant Mr. Milton Shigueo Takarada and the representative of the independent auditors Ernst & Young Auditores Independentes S.S., Mr. Luiz Carlos Marques.

5. Presiding Officers: Mr. Pedro Lucas Antón Lázaro – Chairman and Mr. João Carlos de Almeida – Secretary.

6. RESOLUTIONS:

6.1 – Starting the meeting and moving into the item 1 of the Agenda, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report and the individual and consolidated Financial Statements and Balance Sheet, duly accompanied by Explanatory Notes and the Report of Independent Auditors Ernst & Young and the Report of the Audit Committee of the Company, all referring to the fiscal year ended December 31, 2005 and issued without any restriction or comments. Following suit, it was proposed to waive the reading of said documents, which was duly accepted, once the attending shareholders were fully aware of the contents, which had been fully published in the “Diário Oficial do Estado de São Paulo” and “Gazeta Mercantil” on February 21, 2006, following the current legislation. The topic of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired. The Annual Report and the individual and consolidated Financial Statements and Balance Sheet, duly accompanied by the Explanatory notes and the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2005) were unanimously approved by the attending shareholders, without any restriction or comments.

6.2 – Moving to the item 2 of the Agenda concerning the allocation of the results of the operations and the distribution of dividends regarding the fiscal year 2005, and considering that the reading of the contents was waived since the pertaining documents were put at the disposal of the Shareholders, the Chairman of the Meeting submitted the matter for discussion and voting. The Proposal for Allocation of the Results of Operations and Distribution of Dividends for the fiscal year 2005 was fully approved by unanimous voting of the attending shareholders, without any restriction or comments, observing the abstention of those legally impaired during the voting. The approved proposal is as follows:

“Proposal from the Management for the Allocation

of the Results of Operations of the Fiscal Year 2005

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$2,541,947,348.16 (two billion, five hundred forty one million, nine hundred forty seven thousand, three hundred forty eight Reais and sixteen cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2005, shall be as follows:

Net Income of the year	2,541,947,348.16
Interim Dividends granted on April 01, 2005	(1,500,000,000.00)
Interest on the Company’s net worth granted on April 01, 2005	(359,000,000.00)
Interim Dividends granted on September 19, 2005	(1,290,000,000.00)
Interest on the Company’s net worth granted on September 19, 2005	(241,000,000.00)
Interest on the Company’s net worth granted on December 12, 2005	(380,000,000.00)

Exceeding value over the Net Income of the Year	(1,228,052,651.84)

1. LEGAL RESERVE

In accordance with the article 193 of Law # 6404/76, the Company chose not to allocate a value for legal reserve, since the current balance of the legal reserve added to the balance of the capital reserves exceeds 30% of the capital stock, according to the established on the 1st paragraph pf the same aforementioned article.

2. INTERIM DIVIDENDS

In accordance with the article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of interim dividends from April 20, 2005 on in the amount of R$1,500,000.00 (one billion, five hundred million Reais) based on retained earnings of the last annual balance sheet for the common and preferred shareholders registered as such by the end of the day on April 01, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

On September 19, 2005, the Management granted the allocation of interim dividends from October 24, 2005 on in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million Reais) based on the financial statements as of June 30, 2005 for the common and preferred shareholders registered as such by the end of the day on September 19, 2005. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2005.

3. INTEREST ON COMPANY’S NET WORTH

In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management approved the allocation of an amount of R$359,000,000.00 (three hundred fifty nine million Reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$305,150,000.00 (three hundred five million, one hundred fifty thousand Reais), declared to the shareholders on April 01, 2005, based on the shareholder registry by the end of the day on April 29, 2005, distributed as follows:

Interest on Company’s Net Worth	359,000,000.00
(-) Withholding Income Tax:	(53,850,000.00)

Net Value of Interests attributed on Dividends	305,150,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net value of the interest attributed to dividends	305,150,000.00

On September 19, 2005, the Management approved the allocation of an amount of R$241,000,000.00 (two hundred forty one million Reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$204,850,000.00 (two hundred four million, eight hundred fifty thousand Reais), declared to the shareholders based on the shareholder registry by the end of the day on September 19, 2005, distributed as follows:

Interest on Company’s Net Worth	241,000,000.00
(-) Withholding Income Tax:	(36,150,000.00)

Net Value of Interests attributed on Dividends	204,850,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net value of the interest attributed to dividends	204,850,000.00

According with article 9 of the Law 9249/95 and Edict # 207/96 of the Comissão de Valores Mobiliários, on December 12, 2005, the Management approved the allocation of an amount of R$380,000,000.00 (three hundred eighty million Reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend for the fiscal year 2005. Once withheld the income tax, it results in an amount of R$323,000,000.00 (three hundred twenty three million Reais), declared to the shareholders based on the shareholder registry by the end of the day on December 30, 2005, distributed as follows:

Interest on Company’s Net Worth	380,000,000.00
(-) Withholding Income Tax:	(57,000,000.00)

Net Value of Interests attributed on Dividends	323,000,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net value of the interest attributed to dividends	323,000,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, disregarding the income tax withholding.

4. RETAINED EARNINGS

The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$1,228,052,651.84 (one billion, two hundred twenty eight million, fifty two thousand, six hundred fifty one Reais and eighty four cents).

5. DIVIDENDS AND INTERESTS ON THE COMPANY’S NET WORTH PAYMENTS

The distribution of dividends and interest on Company’s net worth is shown as follows:

a) Interim Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,500,000,000.00 (one billion, five hundred million Reais) started to be paid on April 20, 2005 to the shareholders registered as such by the end of the day on April 01, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.849438590591	3.134382449650

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

b) Interim Dividends, granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 and in the amount of R$1,290,000,000.00 (one billion, two hundred ninety million Reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	2.457954167886	2.703749584675

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

c) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$359,000,000.00 (three hundred fifty nine million Reais) started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on April 29, 2005:

Interest on Company’s Net Worth	359,000,000.00

Common Shares	112,742,699.84
Preferred Shares	246,257,300.16
(-) Withholding Income Tax	(53,850,000.00)

Net Value of Interests attributed to Dividends	305,150,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.681965636014	0.579670790612
Preferred shares (*)	0.750162199615	0.637637869673

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

d) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$241,000,000.00 (two hundred forty one million Reais), started to be paid on October 24, 2005 to the shareholders registered as such by the end of the day on September 19, 2005:

Interest on Company’s Net Worth	241,000,000.00

Common Shares	75,336,998.75
Preferred Shares	165,663,001.25
(-) Withholding Income Tax	(36,150,000.00)

Net Value of Interests attributed to Dividends	204,850,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.459199189504	0.390319311079
Preferred shares (*)	0.505119108454	0.429351242186

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

e) Interest on the Company’s net worth, charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 29 and in the amount of R$380,000,000.00 (three hundred eighty million Reais), to the shareholders registered as such by the end of the day on December 30, 2005. The payment will be made on the date set by the General Shareholders’ Meeting::

Interest on Company’s Net Worth	380,000,000.00

Common Shares	118,788,628.73
Preferred Shares	261,211,371.27
(-) Withholding Income Tax	(57,000,000.00)

Net Value of Interests attributed to Dividends	323,000,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.724048514571	0.615441237386
Preferred shares (*)	0.796453366028	0.676985361124

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

6. CAPITAL STOCK

The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven Reais and eighty eight cents), divided in 165,320,206 common shares and 328,272,072 preferred shares, totaling 493,592,278 shares, all at par value.”

The attending shareholders unanimously approved that the payment related to the interest on the Company’s net worth charged to the mandatory dividends in the conditions stated in item “5 – letter e” of the Proposal from the Management for the Allocation of the Results of Operations of the Fiscal Year 2005 now approved shall be carried out until December 30, 2006 and according to its nominal value, without monetary correction.

6.3 - The item “3” of the Agenda was unanimously approved by the attending shareholders, with the legal abstentions. The consolidated capital budget for the fiscal year 2006 amounts to R$1,756,398,257.61 (one billion, seven hundred fifty six million, three hundred ninety eight thousand, two hundred fifty seven Reais and sixty one cents).

6.4 - The item “4” of the Agenda, about the election of the members of the Audit Committee for the mandate that starts on the present date and expires at the General Shareholders’ Meeting of 2007, after the indications duly received by the Presiding Officers and counting of votes, the following people were elected members of the Audit Committee of the Company: a) by the majority of the holders of the non-voting preferred shares, in a separate voting and with the abstention of the Majority shareholder, was unanimously elected as an effective member: Mr. Clóvis Azeredo Travassos Filho, Brazilian, divorced, economist, holder of identity card RG # 19.842.030-4/SP, with CPF # 142.065.568-06, resident in the city and state of São Paulo, commercial address at Av. Paulista #1106 – 13th Floor, São Paulo - SP, and as a deputy member Mr. Ricardo Ricardi, Brazilian, married, accountant, holder of identity card # 16.297.225 SSP/SP, with CPF # 272.041.988-59, resident in the city and state of São Paulo, commercial address at Av. Paulista #1106 – 13th Floor; b) by the general vote of the common shares were unanimously elected as effective members: Mr. Wolney Querino Schuler Carvalho, Brazilian, married, accountant, holder of identity card RG # 1.980.386-4 SSP/PR, with CPF/MF # 348.333.669-91, resident in the city and state of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; Mr. Cleuton Augusto Alves, Brazilian, married, accountant, holder of identity card RG # 674.786 SSP/DF, with CPF/MF # 239.615.461-34, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and Mr. Oswaldo Vieira da Luz, Brazilian, married, accountant, holder of identity card RG # 6.557.989 SSP/SP, with CPF/MF # 810.805.308-00, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and as deputy members: Mrs. Suely Valério Pinoti, Brazilian, married, lawyer, registered at OAB/SP with # 35.313, holder of identity card RG # 3.012.263-6 SSP/SP, with CPF/MF # 649.025.798-04, resident at Avenida Moaci 2019, São Paulo - SP; Mr. Adalberto Ribeiro da Silva, Brazilian, single, accountant, holder of identity card RG # 19.867.987-7 SSP/SP, with CPF/MF # 103.264.028-61, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and Mr. Gilberto Carlos Rigamonti, Brazilian, married, lawyer, holder of identity card RG # 5.924.520-7 SSP/SP, with CPF/MF # 525.192.608-15, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Ordinary General Shareholders’ Meeting of 2007. It was also recorded that none of those elected where legally impaired to take office. With this election, the Audit Committee is composed as follows: Effective members: Mr. Clóvis Azeredo Travassos Filho, Mr. Wolney Querino Schuler Carvalho, Mr. Cleuton Augusto Alves and Mr. Oswaldo Vieira da Luz; and their respective deputy members: Mr. Ricardo Ricardi, Mrs. Suely Valério Pinoti, Mr. Adalberto Ribeiro da Silva and Mr. Gilberto Carlos Rigamonti.

6.6 – The item “6” of the Agenda, about the election of the members of the Board of Directors to complement the term that will expire on the date of the Ordinary General Shareholders’ Meeting of 2007, the following people were elected by unanimous vote, Mr. Manuel Alfredo Alvarez Trongé Zinder, Argentinean, married, lawyer, holder of Argentinean Passport # 13417628N, resident at Madrid - Spain, commercial address at Gran Via 28, Madrid; and Mr. Juan Vicente Revilla Vergara, Peruvian, married, with studies of Economic and Business Sciences, holder of Spanish Passport # X606363, resident at Madrid - Spain, commercial address at Paseo de La Castellana 141, Madrid. Their resumés were presented and it was informed that they were not legally impaired to take office as members of the Board of Directors, being in condition to sign the declaration mandated by CVM Instruction # 367, dated as of May 29, 2002. With the present election, the Board of Directors is composed as follows: Fernando Xavier Ferreira, José María Álvarez-Pallete López, Eduardo Navarro de Carvalho, Enrique Used Aznar, Fernando Abril Martorell Hernández, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Carlos Ros Brugueras, Juan Vicente Revilla Vergara, Luciano Carvalho Ventura, Luis Bastida Ibaruen, Manoel Luiz Ferrão de Amorim, Manuel Alvarez Trongé, Miguel Ángel Gutiérrez Méndez and Narcis Serra Serra all of them with mandate expiring in the Ordinary General Shareholders’ Meeting of 2007.

6.6 – Moving to the item “6” of the Agenda, the following points were approved: a) to establish the annual remuneration of the Executive Management for the period between the present date until the date of the Ordinary General Shareholder’s Meeting of 2005 in an amount of R$20,000,000.00 (twenty million Reais), being the Board of Directors’ duty to distribute it among the members of the Executive Management; and b) to establish that the remuneration for the members of the Audit Committee will be equivalent to 10% (ten per cent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation).

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was prepared as a summary of the events, as allowed by the paragraph 1 of article 130, of the Law # 6404/76, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, March 30, 2006.

Signatures:

Pedro Lucas Antón Lázaro – Chairman

João Carlos de Almeida – Secretary

SP Telecomunicações Holding Ltda – represented by Mr. Pedro Rivieri Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Rivieri Torrado

Daniel Alves Ferreira, representing Citibank N.A., which in turn represented:

USA Emerging Markets Fund

Philips Electronics North America Corporation Master Retirement Trust

Commonwealth of Pennsylvania Public School Employees Retirement System

Central States Southeast and Southwest Areas Pension Fund

The Master Trust Bank of Japan, Ltd, Ref MTBC400035147

Sei Investments Canada Company Emerging Markets Equity Fund

Employees Retirement System of the State of Hawaii

Daniel Alves Ferreira, representing HSBC Corretora de Títulos e Valores Mobiliarios S.A., which in turn represented:

Norges Bank

The Young Men’s Christian Association Retirement Fund

Daniel Alves Ferreira, representing BankBoston Banco Múltiplo S.A., which in turn represented:

The Latin America Equity Fund, Inc.

Commonfund emerging Markets Investors Company

Mr. Pedro Rivieri Torrado

Mrs. Leila Alves

Mr. Wolney Querino Schuler Carvalho – representative of the Audit Committee

Mr. Pedro Lucas Anton Lázaro, Vice-President of Management Control and Finance and Investor Relations Officer

Mr. Luiz Carlos Marques – representative of Ersnt & Young Auditores Independentes

Mr. Milton Shigueo Takarada – Accountant of the Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: March 30, 2006	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director